

March 28, 2023

Harry You
Chairman
dMY Technology Group, Inc. VI
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144

>   **Re: dMY Technology Group, Inc. VI**
>   **Amendment No. 5 to Schedule TO**
>   **Filed March 24, 2023**
>   **File No. 005-92918**

Dear Harry You:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 20, 2023 letter.

Amendment No. 5 to Schedule TO Filed March 24, 2023

Risk Factors
We may be unable to obtain additional financing..., page 30

1.   We note your disclosure on page 80 that if dMY VI does not obtain sufficient proceeds from one or more PIPE Investments, it may result in dMY VI having insufficient cash in the Trust Account to meet the requirements of the Business Combination and could impact the successful operation of Rainwater Tech following the closing. Please revise your risk factor disclosures on page 30 of the Second Amended and Restated Offer to Purchase to clarify whether additional funds will be needed to finance the merger if more than 22,326,253 shareholders submit redemption requests and the impact if such funds are not obtained. Also, clarify what additional financing beyond the current Subscription Agreements are necessary for Rainwater Tech to continue operations without disruption

and when such financing would be necessary.

General

2. We note that the company has restated its financial statements and has incorporated by reference such financial statements in the company's amended Form 10-K. Please revise the Tender Offer Statement to highlight for investors the fact that the company restated its financial statements and to clarify the reasons for such restatement. For example, please revise your introductory paragraph to address the restatement. Also revise the "Selected Historical Financial Information of dMY VI" to clarify that the financial information for the year ended December 31, 2022 has been restated.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chen Chen, Staff Accountant, at 202-551-7351, or Kathleen Collins, Accounting Branch Chief, at 202-551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact David Plattner, Special Counsel, at 202-551-8094, with questions regarding tender offer rules and schedules. Please contact Alexandra Barone, Staff Attorney, at 202-551-8816, or Larry Spirgel, Office Chief, at 202-551- 3815, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Adam Brenneman